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Securities and Exchange Commission
Washington, D.C. 20549

September 24, 2001

Ladies and Gentlemen:

We were previously principal accountants for Roadhouse Grill, Inc.(the "Registrant") and, under the date of August 1, 2001, we reported on the financial statements of the Registrant as of and for the years ended April 29, 2001 and April 30, 2000. On September 17, 2001, we resigned. We have read the Registrant's statements included under Item 4 of its Form 8-K dated September 17, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with the Registant's statement that on August 28, 2001, the Audit Committee had elected to accept proposals from other accounting firms to provide the Registrant's audit and outside accounting needs and the Registgrant's statement that the Registrant has been interviewing other auditors but has not engaged a successor at this time.

Very truly yours,

KPMG LLP